Xoca World Ltd.

Comparative Financial Statements

Xoca World Ltd

For the Years Ended

December 31, 2020 and 2019

J Aronson Ltd.

950 N Rand Rd. Unit 123

Wauconda, Illinois 60084



JOEL ARONSON, C.P.A.

J. ARONSON, LTD.

CERTIFIED PUBLIC ACCOUNTANT

950 N Rand Rd. Unit 123

WAUCONDA, ILLINOIS 60084

847-526-2555 • FAX 847-416-4758

e-mail: joel.a@jaronsonltd.com

November 9, 2021

Independent Accountants Report

Xoca World Ltd.
Jacob Lopata
449 N Clark
Chicago, Illinois 60654

We have reviewed the accompanying comparative balance sheets of Xoca World Ltd. as of December 31, 2020 and 2019 respectively and the related statements of income, retained earnings, and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Xoca World Ltd.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Very Truly

J Aronson Ltd

Xoca World, Ltd
Comparative Balance Sheet
December 31,

	2020	2019
Assets		
Current assets		
Cash	$ 1,019	$ 53,002
Inventory	90,916	108,554
Total current assets	91,935	161,556
Property and equipment		
Website	3,880	3,880
Accumulated depreciation	-3,880	-3,880
Net property and equipment	0	0
Total assets	$ 91,935	$ 161,556
Liabilities and stockholder's equity		
Current Liabilities		
Accounts payable	$ 22,465	$ 20,447
Credit cards payable	2,229	5,071
Total Current Liabilities	24,694	25,518
Notes Payable -Long Term	3,800	0
Total Liabilities	28,494	25,518
Stockholder's equity		
Common Stock-4,00,000 shares authorized	140	140
Par Value $0.0001, 1,401,183 shares issued and outstanding	428,918	428,918
Paid In Surplus in excess of shares issued		
Retained earnings		
Balance January 1, 2020, 2019 Respectively	-293,020	-115,224
Net Income for the Year Ended December, 31,	-72,597	-177,796
Balance December 31, 2020, 2019	-365,617	-293,020
Total stockholder's equity	63,441	136,038
Total liabilities and Stockholder's	$ 91,935	161,556

See Accountants Review Report


Xoca World Ltd
Comparative Statement of Income
For the Years Ended December 31,


		2020		2019
Income				
Sales	$	49,156	$	6,473
Sales tax		-70		0
Net sales		49,086		6,473
Cost of goods sold				
Lab testing		1,600		3,356
Material		24,758		23,574
Freight		0		1,346
Outside Services		0		2,082
Packaging supplies		1,487		2,385
Storage		600		3,780
Total cost of goods sold		28,445		36,523
Gross profit		20,641		-30,050
Administrative Expenses		97,711		146,134
Net operating loss		-77,070		-176,184
Other income and (expense):				
Non-Taxable Grant		5,000		0
Interest (Expense)		-527		-1,612
Net Other Income		4,473		-1,612
Net loss	$	-72,597	$	-177,796

See Accountants Review Report

Xoca World Ltd
Comparative Cash Flows Statement
For the Years Ended December 31,

	2020	2019
Operating activities		
Net (Loss)	$ -72,597	$ -177,796
Adjustments to reconcile net income to		
net cash provided by operations:		
Increase in Accounts Payable	2,018	20,446
Depreciation	0	3,881
Decrease in Credit cards payable	-2,841	-5,293
Decrease (Increase) in Inventory	17,637	-66,752
Net cash provided (used) by operating activities	-55,783	-225,514
Investing Activities		
Purchase of Website	0	-3,881
Net cash [rpvoded (used) by Investing Activities	0	-3,881
Financing activities		
Issuance of Common Stock	0	29,986
Loans payable (SBA)	3,800	0
Net cash provided (used) by financing activities	3,800	29,986
Net cash increase (decrease) for period	-51,983	-199,409
Cash at January 1, 2020	53,002	252,411
Cash at December 31, 2020	$ 1,019	$ 53,002

See Accountants Review Report

Xoca World Ltd
Comparative Schedule of Administrative Expenses
For the Years Ended December 31,

	2020	2019
Administrative Expenses		
Advertising	$ 14,568	$ 1,256
Automobile expense	58	0
Bank charges	711	1,091
Consulting	33,129	77,625
Data processing expense	267	0
Delivery and freight	21,904	9,053
Depreciation	0	3,881
Dues and subscriptions	728	905
Entertainment and meals	721	2,759
Insurance - health	676	0
Insurance - lability	2,713	2,364
Marketing	3,400	9,090
Office supplies and expense	3,351	6,799
Outside Serices	6,910	1,336
Parking and Tolls	0	17
Postage	0	5
Professional fees	2,447	16,771
Supplies	312	105
Taxes - franchise	1,121	1,655
Technology expense	486	0
Telephone	219	0
Trade show expense	707	3,217
Travel	3,283	8,205
Total expenses	$ 97,711	$ 146,134

See Accountants Review Report

Xoca World Ltd
Notes to the Financial Statements
December 31, 2020

Date of Management Review – Management has evaluated subsequent events through November 8, 2021, which is the date the financial statements were available to be issued.

Nature of Operations – The company was organized on July 10, 2017. Xoca is a line of cacao fruit juice sodas made with a basis of 50% Equadorian cacao fruit juice. The product line is available in three flavors, including Original, Mint, and Ginger.

Use of Estimates – Preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Significant Accounting Policies – The Company reports its financial statements on the accrual basis of accounting.

Inventory- Purchases are recorded at cost. The value of the inventory for 2020 was determined on a gross profit margin of 50% and includes raw materials, packaging, and the cost of outside manufacturing. The material and manufacturing costs for 2018 include, product testing and product giveaway costs as marketing promotions.

Notes Payable – The note dated May 28, 2020 for $ 1,800 is payable to the SBA over 30 years, with the initial payment beginning May 28, 2021, with monthly payments of $ 9. Interest is payable at the rate of 3.75%. The SBA also advanced $ 2,000 that does not need to be paid back.

Cash – The Company classifies all bank deposits as cash

Income Taxes - The Company is a Delaware Corporation. The company files a corporation income tax return. The return for calendar 2018 will be open until March 15, 2022. The return for 2019 will be open until March 15, 2023. The 2020 return will be open until March 15, 2024. If a substantial error is identified, an audit could be expanded to six of the preceding years.

The Company has a Net Operating Loss carryforward at December 31, 2020 of $ 365,617.

Revenue Recognition – Revenue is recognized when orders for finished goods are shipped from company inventory.

Concentrations – The company's primary revenue is generated from internet sales.

Advertising Costs – The Company expenses all advertising at the time the advertising is purchased.